[MILLING BENSON WOODWARD L.L.P. LETTERHEAD]


                              September 27, 2004


Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re:      Avoca, Incorporated
                  Schedule 13E-3 filed August 13, 2004
                  File No. 5-32043

                  Preliminary Schedule 14A filed August 16, 2004
                  File No. 0-9219

Dear Mr. Pressman:

         This letter is submitted in response to your letter of August 30, 2004. We have worked with our client, Avoca, Incorporated, its board of directors and Chaffe & Associates, Inc., Avoca's financial advisor, in order to provide the SEC with a detailed and relevant response. We also have contacted Mr. Dennis Garris of Alston and Bird as to certain aspects of our response. Our response has been somewhat delayed by the threat of Hurricane Ivan as we previously advised. We appreciate the assistance and guidance you have provided during the preparation of our response.

1. Avoca is presented as the only filing person because we believe that none of the "management-related Stockholders" currently possess the level of "control" over Avoca that would require them to be added as filing persons on the Schedule 13E-3, nor will they attain such control as a result of the going private transaction. Further, the management-related Stockholders, Whitney National Bank and Hellenic, Inc., are not "engaged" in the reverse split pursuant to Rule 13e-3(b)(2).

          Whitney National Bank currently owns 268,000 of the 830,500 issued and outstanding shares of Avoca common stock, or 32.27%. After the reverse split, Whitney will own 2680 of the approximately 8100 outstanding shares, or approximately 33.09%. Bobby Baird, President and Director of Avoca, also serves as Executive Vice President of Whitney. Cleland Powell, Secretary/Treasurer and Director of Avoca, also serves as a Senior Vice President of Whitney.

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 2

          Hellenic, Inc. currently owns 72,875 of the 830,500 outstanding shares of Avoca common stock. A related company, Capital Management Consultants, Inc., owns another 30,954 shares, and Mrs. Scott Tucker owns 200 shares. Together, these interests currently own approximately 12.52% of Avoca's common stock. After the reverse split, these interests will collectively own approximately 13.04% of the post-split shares. Scott Tucker, Vice President and Director of Avoca, also serves as President, CEO and Director of Hellenic, Inc., and CFO and Director of Capital Management Consultants, Inc.

          There is no relationship between Whitney National Bank and Hellenic, Inc., nor is there any agreement between those entities, or between Avoca's Whitney-employed directors and Scott Tucker, to vote together on any Avoca matters. The Whitney-employed directors are only two of the five Avoca directors, and therefore cannot control the board.

          Whitney's 32.27% ownership interest does entitle it to call Special Meetings of the shareholders; however, a quorum may only be established by a majority of the common stock. A vote on general matters brought before the shareholders requires only a majority of the votes cast; however, amendment of the articles, merger or consolidation, and the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company requires two-thirds of the voting power present. Directors are elected by cumulative vote, which further diminishes Whitney's ability to control.

          Avoca agrees that under certain circumstances, a 33% ownership interest could constitute control sufficient for the application of Rule 13e-3. However, given the 12.5% Hellenic interest, Whitney's ability to control Avoca is substantially diminished. For example, assume Whitney proposes a matter requiring approval by two-thirds of the common stock, but Hellenic opposes the matter. Assume further the presence of 90%, 80% or 70% of the common stock. In each instance, Whitney would need to obtain the support of approximately 60% of the remaining voting power present to succeed in its proposal.


          Total interests present:          90.00%                80.00%                  70.00%
          Whitney                           32.27%                32.27%                  32.27%
          Hellenic                          12.52%                12.52%                  12.52%
                                            ------                ------                  ------
          Other interests present           45.21%                35.21%                  25.21%

          Whitney needs:       2/3 of 90% = 60.00%   2/3 of 80% = 53.33%     2/3 of 70% = 46.67%
          Whitney represents                32.27%                32.27%                  32.27%
                                            ------                ------                  ------
          Whitney needs an additional       27.73%                21.06%                  14.40%
                                  27.73   = 61.34%       21.06  = 59.82%         14.40  = 57.11%
                                  -----                  -----                   -----
                                  45.21                  35.21                   25.21

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 3

          There is no reason to believe that Whitney would be in any better position than Hellenic to obtain the votes needed to support such a proposal.

          In addition to the lack of control necessary for the management-related stockholders to cause the Split Transaction to occur, Whitney and Hellenic are not engaged in the transaction as required under Rule 13e-3(b)(2) to cause them to be filing persons on the Schedule 13E-3. The decision to conduct the Split Transaction was that of management of Avoca and its board of directors. As described in the proxy statement, the purpose of the transaction is to eliminate the company's expenses with respect to being a public company and the administrative expenses from having a large number of stockholders owning less than 100 shares. The company estimates that of its 642 Stockholders of record as of July 21, 2004, 460 of them own less than 100 shares which represent only 1.13% of the total number of outstanding shares of Common Stock. The Split Transaction is not being proposed for the purpose of benefiting the management-related stockholders. In fact, Whitney's ownership will increase only by a mere .82% and Hellenic's ownership will increase only by a mere .22%. Additionally, following the transaction, the company estimates that there will continue to be 180 Stockholders in addition to the management-related stockholders. The only participation in the transaction by Whitney and Hellenic is the same as all other stockholders of the company - voting on the transaction. The participation of Messrs. Baird, Powell and Tucker as directors of Avoca in the decision to propose the reverse split should not be viewed as participation by Whitney and Hellenic sufficient to deem them "engaged" in the transaction pursuant to Rule 13e-3(b)(2).

          The staff refers to Section II.D.3 of the Division of Corporation Finance's Current Issues Outline for guidance in determining whether the management-related stockholders should be filing persons. However, we understand that the staff's guidance in Section II.D.3 relates primarily to when members of senior management of the subject company may be deemed affiliates engaged in the transaction requiring the individual senior management members to be filing persons. This is the case where members of senior management will control the surviving company by holding a material amount of equity of the surviving company as well as occupying board seats and management positions. The second part of the Section II.D.3 interpretation deals with the situation where the otherwise unaffiliated purchaser is tainted by its involvement with the senior management of the subject company thereby causing the purchaser to become an affiliate.

          Our situation is different than that discussed in the staff's interpretation in Section II.D.3 of the Current Issues Outline. Here, the directors of Avoca who are affiliated with Whitney and Hellenic (Messrs. Baird, Powell and Tucker) do not own any shares of Common Stock (other than 200 shares owned by Mr. Tucker's spouse that are attributed to him). Therefore, there should be no concern of self-dealing by Messrs. Baird, Powell and Tucker. Also, the staff's interpretation focuses on transactions with third parties such as a merger transaction or other change of control transactions. Here, the decision to propose the reverse split was a decision by Avoca alone and the transaction does not involve a third party or a change of control.

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 4

          To summarize, we believe that the management-related stockholders should not be filing persons on the Schedule 13E-3 because they do not have the control sufficient to approve the Split Transaction nor are they engaged in the transaction. We believe our position is supported by the following facts: 1) Whitney and Hellenic alone do not have sufficient voting control to approve the transaction; 2) Whitney does not have a sufficient number of representatives on the board of Avoca to control the board's approval of the transaction; 3) likewise, Hellenic does not have a sufficient number of representatives on the board of Avoca to control the board's approval of the transaction; 4) there are no agreements between Whitney and Hellenic to act together with respect to the transaction; 5) likewise, there are no agreements between Whitney's representatives on the board and Hellenic's representative to act together with respect to the transaction; 6) Whitney's and Hellenic's representatives on the board do not own any Common Stock (other than 200 shares owned by Mr. Tucker's spouse that are attributed to him); 7) Whitney and Hellenic, as stockholders of Avoca and outside of their representatives on the board, have not been involved in Avoca's decision to propose the reverse split; 8) Whitney and Hellenic participate on the same terms as all of the unaffiliated stockholders that own greater than 100 shares; and, lastly, 9) as a result of the Split Transaction, the ownership of Whitney and Hellenic is not significantly increased (only .82% and .22%, respectively).

2.        Please see revisions to Item 9 and Item 16 of Schedule 13E-3.

3. Please see additions to first page of the proxy statement and the proxy card.

4.        Please see revised legend at page 4 of the proxy statement.

5. Please see revisions to Factors Considered by the Board at pages 14-16 of the proxy statement.

6.        Please see Table of Contents at page 9 of the proxy statement.

7. All written materials provided by Chaffe, Merrick and Collarini have now been included as exhibits, except for portions of the Merrick appraisal of the fee interest in the land owned by Avoca. The full Merrick appraisal consists of 78 pages of text, approximately 65 of which contain detailed descriptions of the subject property, the local economy and 25 sales of comparable properties, plus an additional 20 pages of photographs and maps. These descriptions, photographs and maps are not material for the exercise of prudent

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 5


          judgment with respect to the split transaction, and so they are not being filed as an exhibit to the Schedule 13E-3. Rather, an excerpt of the Merrick appraisal is being filed, and, as set forth on page 7 of the Schedule 13E-3, and on pages 29 and 34 of the proxy statement, we have advised how shareholders may obtain the full Merrick appraisal from Avoca. There were no additional materials (board books, slides, etc.) provided to the board.

8. We have deleted the references to telegraph and the Internet. There will be no written solicitation materials other than the proxy statement.

9. Please see revisions to the Summary Term Sheet. Please note that we did not provide markups relating to this item, as the entire Summary Term Sheet would have been deleted and then re-inserted in bullet point format.

10. Please see additions to the Summary Term Sheet, beginning at page 7 of the proxy statement.

11.       Please see revisions to Background at page 12 of the proxy statement.

12. Please see revisions to Summary Term Sheet, Vote Required at page 7, and to Vote Required at page 30 of the proxy statement.

13. Please see revisions to Introduction at page 10 of the proxy statement. Similar revisions have been made as appropriate throughout the proxy statement.

14. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction, beginning at page 12 of the proxy statement. With respect to alternative ratios, please see original discussion in Factors Considered by the Board, particularly the paragraph on page16 beginning with "After careful consideration of several different proposed ratios . . . ."

15. Please see additions to Background at page 12 of the proxy statement. With respect to timing of the going private transaction in light of earlier discussions of the "historically high prices for oil and gas," the current prices for oil and gas was not a factor in the timing of the Company's decision, but undoubtedly increased the Purchase price to be paid.

16. Please see table showing breakdown at page 13 of the proxy statement, and estimation of time devoted by management to compliance with federal securities in the following paragraph.

17. Please see revisions to Factors Considered by the Board at page 16 of the proxy statement.

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 6

18. Actually, the board did not consider other methods to reduce expenses other than going private. As now more fully discussed in Background at page 12 of the proxy statement, the concept of going private had been discussed by the board for many years. The reduction of expenses, while significant, was only one of several reasons considered by the board in making its determination, and recent increased expenses in the wake of Sarbanes-Oxley merely tipped the scales in favor of going private. A third party buy-out was not considered, as the Company is, and should remain, successful and profitable for its shareholders. The proposed split transaction is a much less disruptive transaction for over 95% of Avoca's shareholders, and provides a premium over market value at the time of announcement to those shareholders who are being cashed out in the split transaction.

19. Please see added discussion in Purpose and Reasons for the Split Transaction at page 14 of the proxy statement.

20. Please see revisions to Factors Considered by the Board at page 15 of the proxy statement.

21. Avoca disagrees with your characterization of the $775,000 as the "expense" of the going private transaction, and your resulting conclusion that "it will take approximately 14 years to recoup the value of the initial expense." To the contrary, as we stated in Source of Funds and Financial Effect of the Split Transaction at page 18 of the proxy statement, the "expense" of the going private transaction is $150,00, which will be recouped in less than three years. The remaining $625,000 is not an expense, but merely the reacquisition of capital shares at fair market value.

22. Avoca disagrees with your characterization of Chaffe's findings, but admits that our initial presentation may have contributed to your error. Chaffe's dividend yield analysis for All Guideline Companies was significantly higher, but the dividend yield analysis for the Selected Guideline Companies resulted in a value very similar to the proposed Per Share Consideration. Please see revisions to Opinion of Independent Financial Advisor at page 28 of the proxy statement.

23. Avoca's board of directors engaged Chaffe & Associates, Inc. as experienced and well regarded experts to advise it as to its opinion of a range of fairness as to the price to be paid for fractional shares. The board did not make any independent determinations of a going concern value or a liquidation value, but was advised by Chaffe as to its determinations of those amounts (which are set forth in the Chaffe presentation materials of August 10, 2004 and the proxy statement). The board was aware of net book value, but deemed such number irrelevant because of the low historical cost attributed to Avoca Island.

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 7

24. There were no financial forecasts provided to Chaffe, Merrick or Collarini, other than to assume that the performance of the Company for the balance of the fiscal year would approximate that of the first portion of the fiscal year.

25. Avoca's board of directors made its determination of price based on the midpoint of the range of fairness determined by Chaffe. This determination was deemed the fairest amount to shareholders of only fractional shares and the continuing shareholders. The board was mindful of prices at which its shares have traded in recent years, but because the trades were for relatively few shares and because the price selected is substantially higher than those prices, it was not a factor in the end determination.

26. Please see discussion in Factors Considered by the Board at top of page 18 of the proxy statement.

27. Please see revisions to Material Federal Tax Consequences at page 23 of the proxy statement.

28.       A copy of the Chaffe engagement letter is attached hereto.

29. Please see revisions to Opinion of Independent Financial Advisor at page 24 of the proxy statement.

30. Please see revision to Opinion of Independent Financial Advisor beginning at page 24 of the proxy statement.

31. Please see revisions to Opinion of Independent Financial Advisor at page 24 of the proxy statement.

32. Please see revisions to Opinion of Independent Financial Advisor at page 27 of the proxy statement.

33. Please see revisions to Opinion of Independent Financial Advisor at page 28 of the proxy statement.

34.       These statements have been deleted from the proxy.

35. Please see discussion in Land and Mineral Appraisals at page 29 of the proxy statement.

36. Please see discussions in Land and Mineral Appraisals beginning at page 29 of the proxy statement.

37. Please see revisions to Appraisal Rights at page 31 of the proxy statement.

MILLING BENSON WOODWARD L.L.P.

September 27, 2004
Page 8

38. We intend to rely upon Item 13(b)(2) to incorporate the required items by reference. The materials have been added as exhibits to the proxy statement.

39.       The ratio of earnings to fixed charges is inapplicable to Avoca.

          Item 503(d) of Regulation S-K, referenced in Item 1010(c) of Regulation M-A, defines the term "fixed charges" as "the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness,
          (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries."

          The ratio of earnings to fixed charges is calculated by dividing net income by interest expense plus amortized capital expenses related to indebtedness (closing costs and fees, etc.). Avoca has no interest expense or amortized indebtedness expense and therefore a ratio does not exist because the denominator is zero.

          Please see revisions to Summary Historical and Pro Forma Financial Information at page 33 of the proxy statement for book value per share information.

40. We believe that no revisions are necessary with respect to our statements contained in the section captioned "Other Matters." As you point out, Rule 14a-4(c)(3) contemplates the use of discretionary authority for matters unknown "a reasonable time before the solicitation." We make the statement in "Other Matters" that "Management is not aware of any other matters to come before the meeting." This statement is being made in, and as of the date of, the solicitation. We do not agree that the statement needs clarification.

          See revision to proxy card for the requested clarification.

          Finally, the letter of acknowledgment from Avoca which you requested in your letter of August 30 is attached.

                                                     Yours very truly,


                                                     /s/ Charles A. Snyder
                                                     Charles A. Snyder
CAS/kj325296
Attachments

                     [CHAFFE & ASSOCIATES, INC. LETTERHEAD]




May 14, 2004

Avoca, Incorporated
228 St. Charles Avenue
Suite 838
New Orleans, LA 70130

Gentlemen:

         We understand that the Board of Directors (the "Board of Directors") of Avoca, Incorporated, a Louisiana corporation, ("Avoca" or the "Company") wishes to consider a proposal for the Company to effect a reverse stock split (the Transaction"). The purpose of this letter is to establish the terms of an engagement under which the Board of Directors has selected and wishes to employ Chaffe & Associates, Inc. ("Chaffe") to assist it in evaluating the Transaction and, if the Board of Directors determines to proceed with the Transaction, to render an opinion addressed to the Board of Directors as to the fairness and adequacy, from a financial point-of-view, of the price at which the Company would intend to repurchase fractional shares of Avoca common stock resulting from the reverse split. The exact terms of the Transaction upon which Chaffe is to opine are to be specified by the Board of Directors to Chaffe in writing prior to Chaffe's issuance of an opinion. Chaffe shall not be required to issue more than one such opinion under this engagement.

         In this assignment, we agree to use professional care and diligence as investment bankers in our review of material provided to us or developed by us and in our consideration of the factors there presented. Our compensation is not based upon our findings or the completion of a Transaction. Chaffe agrees that its opinion will be based upon a review and analysis of the Company consistent with the standards of the investment banking industry, and it will determine fair market value of the stock of the Company, if and as necessary, in accordance with the following definition:

                  Fair market value is the price at which the stock would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of all relevant facts.

         In addition, Chaffe will, to the extent it deems relevant in accordance with the standards of the investment banking industry, consider the following factors in rendering its opinion on fairness: current market prices, historical market prices, net book value, going concern value, liquidation value, cash flow analysis, purchase prices paid in previous similar transactions, if any, and any other factors customarily considered in a transaction of the type being addressed by Chaffe and deemed relevant by Chaffe.

         Upon completion of Chaffe's analysis, Chaffe will submit to the Board of Directors a preliminary written analysis, consistent with investment banking industry standards, setting forth the data, analysis and conclusions that formed the basis for its advice to the Board of Directors. The Board of Directors and management of the Company will review Chaffe's preliminary analysis and notify Chaffe promptly of any material errors or omissions contained in the materials presented if known to the Company. Upon completion of the aforementioned review, and following the Board of Director's compliance with the second-to-last sentence of the first paragraph of this letter, Chaffe will then deliver Chaffe's opinion to the Board of Directors.

Board of Directors                                                  May 14, 2004
Re: Avoca, Incorporated                                                   Page 2


         Chaffe consents to the inclusion of its name and its fairness opinion, together with such other information as is legally required, in any proxy statement or other document filed by the Company with the Securities and Exchange Commission, provided that Chaffe and its counsel are given a reasonable opportunity to review and comment on the portions of such proxy statement or other document that relate to Chaffe or its services or opinion prior to any filing or dissemination of such proxy statement or document. No other opinion or advice (written or oral) given by Chaffe shall be reproduced, disseminated, quoted or referred to at any time, in any manner, nor shall any public or other references to Chaffe (or to such opinions or advice) be made by the Board of Directors or the Company's management or directors without the prior written consent of Chaffe.

         The provisions of the four preceding paragraphs may, with Chaffe's consent, be varied by the Board of Directors.

This agreement is also subject to the following:

1) The Company will supply to Chaffe certain information (including information requested by Chaffe) related to Avoca and the Transaction, upon which Chaffe will rely in formulating its advice and its opinion letter. Said information will be described in the opinion letter. The Company represents to Chaffe that the information which it provides to Chaffe will be accurate and complete. It is understood that Chaffe may rely completely upon publicly available information and such other information as may be supplied by the Company, without independent investigation, and that the Company is not retaining Chaffe to verify the accuracy of such publicly available information or the information which the Company supplies to Chaffe. Chaffe will not be responsible or obligated to investigate or analyze events which may occur subsequent to the date of such information. Also Chaffe may, without investigation, rely upon reports of experts, including without limitation the reports of independent public accountants or appraisers. Chaffe will maintain the confidentiality of all non-public information supplied to it by the Company in keeping with the letter agreement signed between the Company and Chaffe dated January 8, 2004, which is incorporated herein by reference.

2) The Company agrees to pay Chaffe a fee of $20,000 for the issuance of the fairness opinion, including the work as described in the first four paragraphs of this letter. Such fee will be due and payable upon delivery of the opinion. In addition, the Company will reimburse Chaffe for its reasonable out-of-pocket expenses (other than those referred to in paragraphs 3, 5(b) and 8 below, which expenses will be reimbursed only as provided in those paragraphs) which, together with the fee mentioned above, will be billed to the Company upon delivery of the opinion letter. [As used in this engagement letter, out-of-pocket expenses includes (without limitation) the fees and expenses of Chaffe's outside counsel.]

3) In regard to any advisory services ("the "Advisory Services") related to the Transaction and the structure thereof, including, but not limited to, assistance with preparation of regulatory filings or shareholder materials, attendance at additional meetings of the Board of Directors or shareholders meetings, responding to inquiries of shareholders of the Company (other than officers and directors of the Company as such) concerning the fairness opinion and any amendments or supplements thereto, or the Advisory Services, or the Transaction, the Company agrees to pay Chaffe on the basis of actual time expended at the rate of $225 per hour for principals' time, $160-$145 per hour for associates' time, and

Board of Directors                                                  May 14, 2004
Re: Avoca, Incorporated                                                   Page 3

                  $120-$70 per hour for analysts' time. In addition, the Company will reimburse Chaffe for its reasonable out-of-pocket expenses in connection with the Advisory Services (other than those referred to in paragraphs 5(b) and 8 below, which expenses will be reimbursed only as provided in those paragraphs). Chaffe must notify the Company at such time that services are requested that such services fall within the scope of this paragraph. Fees and expenses under this paragraph will become due and payable when billed by Chaffe.

4) If the transaction is abandoned or deferred by the Company, or the Company wishes to withdraw from this engagement for reasons not involving cause on the part of Chaffe, "cause" being defined as an act of bad faith or any material breach of this Agreement that is not remedied promptly following notice, and if such abandonment, deferral or withdrawal occurs prior to Chaffe's delivery of its fairness opinion, then the Company will promptly pay Chaffe for actual time expended in connection with the opinion or preparation for it at the rates outlined in paragraph 3 above, and will reimburse Chaffe for its reasonable out-of-pocket expenses as provided in paragraph 2, which fees and expenses shall not exceed in the aggregate those which would have been due under paragraph 2 had the opinion been issued and delivered. Any unbilled hourly fees and expenses related to Advisory Services will also become due and payable at that time.

5)                a)   For any additional  services the Company may request in
                       writing (including a request made via e-mail) and Chaffe may agree to render in connection with the Transaction, the fairness opinion and/or the Advisory Services, and for any additional services the Board of Directors may request in writing (including a request made via e-mail) and Chaffe may agree to render in connection with any claims, litigation or other proceedings relating to the fairness opinion and any amendments or supplements thereto or the Transaction or the Advisory Services, the Company will reimburse Chaffe for its reasonable out-of-pocket expenses (other than those referred to in paragraphs 5(b) and 8 below, which expenses will be reimbursed only as provided in those paragraphs), and will compensate Chaffe on the basis of actual time expended at the rates outlined in paragraph 3 above.

                  b) In connection with this engagement, if any officer, director, employee or agent of Chaffe is requested or commanded by any person, entity, court or governmental body to testify or to produce any documents or records of Chaffe relative to, or in connection with, the fairness opinion and any amendments or supplements thereto, or the Transaction, or the Advisory Services, the Company, promptly upon being billed by Chaffe therefor, will reimburse Chaffe for its reasonable out-of-pocket expenses (including fees and expenses of its counsel) and will compensate Chaffe on the basis of actual time expended in complying with such request or command, including preparation thereof, at the rates outlined in paragraph 3 above, provided, however, that no such reimbursement or compensation shall be due Chaffe under this paragraph 5(b) with respect to testimony or production of documents or records in connection with claims asserted directly against Chaffe (it being the parties' intention that such claims will be governed by Paragraph 8 below).

6) Avoca recognizes that Chaffe has been retained by and for the benefit of the Company and that Chaffe's opinion and advice
                  (i) are to be provided to and for the benefit of the Company, and (ii) will not constitute a recommendation to any shareholder of the Company as to how that shareholder should vote or otherwise act with respect to the transaction covered by such opinion. Chaffe's opinion shall so state and shall

Board of Directors                                                  May 14, 2004
Re: Avoca, Incorporated                                                   Page 4

                  otherwise be in a form determined by it in keeping with the standards of the investment banking industry. The Company and Board of Directors acknowledge that it is not the intent of this engagement letter to create a fiduciary or agency relationship with Chaffe and that Chaffe is an independent contractor with respect to each of them.

7) The Company agrees that neither Chaffe nor any of its affiliates, counsel and other professional advisors, nor the respective directors, officers, agents and employees of each of the foregoing, shall have any liability to the Company or the Company's affiliates, partners, directors, officers, agents, employees, or shareholders for any losses, claims, damages and liabilities related to or arising out of this engagement, or transactions or conduct in connection therewith, except to the extent that such losses, claims, damages and liabilities are determined, in a final judgment by a court of competent jurisdiction, to have resulted primarily from Chaffe's negligence or willful misconduct in performing its services.

8)                a)   The Company agrees to indemnify, hold harmless and
                       defend Chaffe and its affiliates, counsel and other professional advisors, and the respective directors, officers, shareholders, partners, agents and employees of each of the foregoing (collectively, the "Indemnified
                       Parties"), from and against all losses, claims, damages and liabilities resulting from any claim, lawsuit or other proceeding by any person to which Chaffe or any other Indemnified Party may become subject which is related to, or arises out of, work undertaken by Chaffe as part of this engagement, or transactions or conduct in connection therewith, and the Company will reimburse
                       Chaffe and any other Indemnified Party for all reasonable expenses (including reasonable counsel fees, as set forth hereinafter) incurred by Chaffe or any other Indemnified
                       Party in connection with investigating or defending any such claim, lawsuit or other proceeding.

                  b) Notwithstanding the foregoing, the Company shall not be liable to a particular Indemnified Party in respect to any losses, claims, damages and liabilities to the extent the same is determined, in a final judgment by a court of competent jurisdiction, to have resulted primarily from the negligence or willful misconduct of that Indemnified Party.

                  c) The scope of the foregoing indemnification extends to work performed by Chaffe in connection with this engagement prior to the date of this letter, and said indemnification shall remain in effect indefinitely following the conclusion, or earlier termination, of this engagement.

                  d) The Company shall not, without the prior written consent of Chaffe, settle any pending or threatened claim, lawsuit or other proceeding to which Chaffe or any other Indemnified Party may become subject which is related to or arises out of work undertaken by Chaffe as part of this engagement, or transactions or conduct in connection therewith, unless the settlement includes a provision releasing all of the Indemnified Parties subject to such claim, lawsuit or other proceeding from all liability in connection therewith.

                  e) Expenses, including reasonable attorney's fees and costs that Chaffe or another Indemnified Party is entitled to receive under this agreement, shall be paid in advance of any final, non-appealable judgment, as such expenses are incurred, payment being due 30 days after each invoice for expenses is presented to the Company by Chaffe or another Indemnified Party; provided that if a court determines in a final, non-appealable judgment that an Indemnified Party is not entitled to indemnification, any such expenses paid to such Indemnified Party shall be reimbursed to the Company by such Indemnified Party who or which is not so entitled, to the extent provided in such judgment.

Board of Directors                                                  May 14, 2004
Re: Avoca, Incorporated                                                   Page 5



                  f) If the foregoing indemnity is unavailable to any Indemnified Party for any reason (other than any unavailability that results from paragraph 8(b)), the Company agrees to contribute to any losses, claims, damages and liabilities and related expenses of such Indemnified Party in accordance with the following. The Company (on the one hand) and such Indemnified Party (on the other hand) shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by such Indemnified Party, on the one hand, and by the Company or its shareholders, on the other hand, from the actual or proposed transaction. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company (on the one hand) and such Indemnified Party (on the other hand) shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of each in connection with the conduct that resulted in such losses, claims, damages and liabilities and related expenses, as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether any alleged conduct relates to information provided by or other conduct by the Company, on the one hand, or by such Indemnified Party, on the other hand. Chaffe and the Company agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above, in no event shall the Indemnified Parties be responsible in the aggregate for any amounts of contribution in excess of the amount of the compensation actually paid to Chaffe in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this indemnification agreement).

9) The obligation of the Company to pay the fees and to reimburse out-of-pocket expenses provided for herein, and the provisions of paragraphs 7 and 8, shall survive the completion by Chaffe of the engagement described herein, or the termination of the engagement.

10) This engagement shall terminate when it has been completed or upon any abandonment or deferral of the transaction by the Company. It may be terminated by Chaffe or the Board of Directors upon notice for cause by the other of them or, in the case of termination by Chaffe, for cause by the Company; or upon 30 days advance written notice without cause.

11) The Company agrees that it will not merge or consolidate with another entity, or sell a material portion of its assets outside the ordinary course of business, or enter into any other business combination, unless, in any such case, the surviving or successor entity, or purchaser of such assets, expressly agrees in writing, in a form reasonably acceptable to Chaffe, to be bound by the Company's obligations to Chaffe and the Indemnified Parties under this letter.

         If the foregoing is in accordance with our understanding, kindly confirm your acceptance and agreement by signing and returning the enclosed duplicate of this letter, which will thereupon constitute a binding agreement between us that is governed by the laws of Louisiana (which is the Company's state of incorporation), without regard to the conflicts of laws principles thereof. This letter, when so signed, will be the entire agreement between the parties with respect to its subject matter. THE COMPANY AND THE BOARD OF DIRECTORS AGREE TO WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTER-CLAIM ARISING OUT OF THIS LETTER OR ANY OF THE SERVICES TO BE PROVIDED BY CHAFFE HEREUNDER OR ANY OTHER INDEMNIFIED PARTY.

Board of Directors                                                  May 14, 2004
Re: Avoca, Incorporated                                                   Page 6




Very truly yours,

CHAFFE & ASSOCIATES, INC.




/s/ G. F. Gay LeBreton
--------------------------------------------
G. F. Gay LeBreton
Managing Director



Agreed to and accepted this 25th day of May, 2004.

                                               AVOCA, INCORPORATED

                                       By:     /s/ Robert C. Baird, Jr.
                                               ---------------------------------
                                               Authorized Officer

                        [AVOCA INCORPORATED LETTERHEAD]



                               September 13, 2004


Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549-0303

                  Re:      Avoca, Incorporated
                           Schedule 13E-3 filed August 13, 2004
                           File No. 5-32043

                           Preliminary Schedule 14A filed August 16, 2004 File No. 0-9219

Dear Mr. Pressman:

         In response to your letter of August 30, 2004, addressed to our attorney, Charles Snyder of Milling Benson Woodward L.L.P., please accept this acknowledgment, on behalf of Avoca, Incorporated, that:

          Avoca, Incorporated is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

          SEC staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

          Avoca may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We appreciate your attention to and assistance with the referenced filings.


                                                        Very truly yours,

                                                        /s/ Robert C. Baird, Jr.
                                                        Robert C. Baird, Jr.
                                                        President